SEC
Mail Processing
Section

MAY 30 2012

Washington DC
405

SEC 12011318 SSION

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
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| SEC FILE NUMBER |
|---|
| 8- 53661 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/11 (MM/DD/YY) AND ENDING 03/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cedar Creek Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

309 N. Water Street
(No. and Street)

| Milwaukee | WI | 53202 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shawn P. Preisler (414) 226-2000
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walkowicz, Boczkiewicz & Co., S.C.
(Name – *if individual, state last, first, middle name*)

| 1800 E. Main Street, Suite 100 | Waukesha | WI | 53186 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, Shawn P. Preisler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cedar Creek Securities, Inc., as of March 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public exp 3-1-15

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# *Cedar Creek Securities, Inc.*

## *Annual Report*

## *March 31, 2012*

## *Table of Contents*

WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

*CERTIFIED PUBLIC ACCOUNTANTS*
**1800 East Main Street, Suite 100**
**Waukesha, Wisconsin 53186-3902**

EDWARD J. WALKOWICZ, CPA
VALORIE A. BOCZKIEWICZ, CPA
ROXANN V. COWAN, CPA
SHANNON M. ROSZAK, CPA
MICHELLE A. SCHKERYANTZ, CPA
WILL A. SILVERS, CPA
CHRISTOPHER P. OLSON, CPA
WENDY L. HANSON

## INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
of Cedar Creek Securities, Inc.

We have audited the accompanying statements of financial condition of Cedar Creek Securities, Inc., as of March 31, 2012 and March 31, 2011, and the related statements of income (loss), changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cedar Creek Securities, Inc. as of March 31, 2012 and March 31, 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information included in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with accounting standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Walkowicz, Boczkiewicz & Co., S.C.

Waukesha, Wisconsin
May 25, 2012

**Phone: (262) 548-0444** **Fax: (262) 548-0935** **Web Page: www.wbcosc.com** **Email: edw@wbcosc.com**

## Cedar Creek Securities, Inc.
## Statements of Financial Condition
## March 31, 2012 and March 31, 2011

### Assets

| | 2012 | 2011 |
|---|---|---|
| **Current Assets:** | | |
| Cash and cash equivalents | $ 858,346 | $ 837,256 |
| Receivables - other | 15,000 | 15,000 |
| Prepaid expenses | 6,885 | 6,098 |
| Total Current Assets | 880,231 | 858,354 |
| **Property and Equipment:** | | |
| Office furniture, fixtures, and equipment | 36,011 | 29,276 |
| Leasehold improvements | 715 | 715 |
| Capitalized lease | 16,567 | 16,567 |
| Less: accumulated depreciation | (20,183) | (14,726) |
| Net Property and Equipment | 33,110 | 31,832 |
| **Other Assets:** | | |
| Deposits | 7,127 | 7,127 |
| Organization Costs | 26,120 | 21,000 |
| Less: accumulated amortization | (5,539) | (3,883) |
| Total Other Assets | 27,708 | 24,244 |
| Total Assets | $ 941,049 | $ 914,430 |

See notes to financial statements.

**Cedar Creek Securities, Inc.**
**Statements of Financial Condition**
**March 31, 2012 and March 31, 2011**

**Liabilities and Stockholders' Equity**

| | 2012 | 2011 |
|---|---|---|
| **Current Liabilities:** | | |
| Current portion - long term debt | $ - | $ - |
| Accounts payable | 13,645 | 1,325 |
| Accrued commissions payable | 55,942 | 30,505 |
| Total Current Liabilities | 69,587 | 31,830 |
| **Long Term Debt (Net of Current Portion)** | - | - |
| Total Liabilities | 69,587 | 31,830 |
| **Stockholders' Equity:** | | |
| Common stock | 1,642,553 | 1,418,993 |
| Retained earnings (deficit) | (759,911) | (525,213) |
| Treasury stock | (11,180) | (11,180) |
| Total Stockholders' Equity | 871,462 | 882,600 |
| Total Liabilities and Stockholders' Equity | $ 941,049 | $ 914,430 |

See notes to financial statements.

## Cedar Creek Securities, Inc.
## Statements of Loss
## For the Years Ended March 31, 2012 and March 31, 2011

| | 2012 | 2011 |
|---|---|---|
| **Revenue:** | | |
| Commissions | $ 1,500,999 | $ 1,188,419 |
| Total Revenue | 1,500,999 | 1,188,419 |
| **Expenses:** | | |
| Amortization | 1,656 | 1,400 |
| Bank service charges | 115 | 195 |
| Clearing charges | 91,406 | 24,571 |
| Commissions | 33,097 | 193,827 |
| Depreciation | 5,457 | 4,116 |
| Donations | 1,000 | - |
| Dues & subscriptions | 660 | 1,386 |
| Employee benefits | 2,525 | 1,247 |
| Equipment and furniture rental | 23,658 | 16,188 |
| Equipment repairs and maintenance | 4,020 | 2,362 |
| Insurance | 94,695 | 46,807 |
| Marketing | 12,960 | 5,359 |
| Miscellaneous | - | 585 |
| Occupancy | 99,568 | 88,812 |
| Office supplies | 5,372 | 7,639 |
| Payroll | 1,149,756 | 745,524 |
| Payroll processing fees | 8,162 | 7,805 |
| Payroll taxes | 64,807 | 59,911 |
| Pension expense | 23,682 | 8,110 |
| Personal property taxes | 5,170 | 108 |
| Postage and delivery | 7,499 | 3,625 |
| Printing and reproduction | 9,672 | 2,034 |
| Professional development | 780 | 774 |
| Professional services | 47,318 | 21,173 |
| Registration fees and licenses | 30,172 | 18,716 |
| Telephone | 9,796 | 8,207 |
| Travel & entertainment | 16,103 | 3,503 |
| Total Expenses | 1,749,106 | 1,273,984 |
| Net Loss from Operations | (248,107) | (85,565) |

See notes to financial statements.

# Cedar Creek Securities, Inc.
## Statements of Loss
## For the Years Ended March 31, 2012 and March 31, 2011

| | 2012 | 2011 |
|---|---|---|
| **Other Income (Expense):** | | |
| Interest income | 13,288 | 1,472 |
| Other income | 121 | 170 |
| Interest expense | - | (3,574) |
| Total Other Income (Expense) | 13,409 | (1,932) |
| Net Loss | $ (234,698) | $ (87,497) |

See notes to financial statements.

## Cedar Creek Securities, Inc.
## Statements of Changes in Stockholders' Equity
## For the Years Ended March 31, 2012 and March 31, 2011

| | Common Stock | Additional Paid in Capital | Retained Earnings (Deficit) | Treasury Stock | Total Stockholders' Equity |
|---|---|---|---|---|---|
| Balance, March 31, 2010 | $ 600,193 | $ - | $ (437,716) | $ (11,180) | $ 151,297 |
| Private Placement Memorandum | 818,800 | - | - | - | 818,800 |
| Net Loss | - | - | (87,497) | - | (87,497) |
| Balance, March 31, 2011 | $ 1,418,993 | $ - | $ (525,213) | $ (11,180) | $ 882,600 |
| Private Placement Memorandum | 223,560 | - | - | - | 223,560 |
| Net Loss | - | - | (234,698) | - | (234,698) |
| Balance, March 31, 2012 | $ 1,642,553 | $ - | $ (759,911) | $ (11,180) | $ 871,462 |

See notes to financial statements.

**Cedar Creek Securites, Inc.**
**Statements of Cash Flows**
**For the Years Ended March 31, 2012 and March 31, 2011**

| | 2012 | 2011 |
|---|---|---|
| **Cash Flows From Operating Activities:** | | |
| Net Loss | $ (234,698) | $ (87,497) |
| Adjustments to Reconcile Net Loss to Net Cash Provided by (Used in) Operating Activities: | | |
| Depreciation and amortization | 7,113 | 5,516 |
| (Increase) decrease in assets: | | |
| Prepaid expenses | (787) | (3,763) |
| Security deposits | - | (1,096) |
| Increase (decrease) in liabilities: | | |
| Accounts payable | 12,320 | (9,190) |
| Credit card payable | - | (9,495) |
| Accrued payroll | - | (5,415) |
| Accrued commissions payable | 25,437 | (44,973) |
| Net Cash Used in Operating Activities | (190,615) | (155,913) |
| **Cash Flows From Investing Activities:** | | |
| Purchases of property and equipment | (6,735) | (7,619) |
| Net Cash Used in Investing Activities | (6,735) | (7,619) |
| **Cash Flows From Financing Activities:** | | |
| Cost of private placement memorandum | (5,120) | - |
| Sale of commom stock | 223,560 | 818,800 |
| Payments on debt | - | (5,031) |
| Net Cash Provided by Financing Activities | 218,440 | 813,769 |
| Net Increase in Cash | 21,090 | 650,237 |
| Cash - Beginning of year | 837,256 | 187,019 |
| Cash - End of year | $ 858,346 | $ 837,256 |
| **Supplementary Disclosures of Cash Flow Information:** | | |
| Cash paid during the period for | | |
| Interest | $ - | $ 3,574 |
| Income taxes | $ - | $ - |

See notes to financial statements.

***Note 1 - Summary of Significant Accounting Policies***

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

*Business Activity*

The Company was incorporated in the state of Wisconsin on March 22, 2001. The Company is registered with the Securities and Exchange Commission and it is a member of (i) the Financial Industry Regulatory Authority, or "FINRA" (created in 2007 through the consolidation of the National Association of Securities Dealers, Inc. ("NASD") and the member regulation, enforcement and arbitration operations of the New York Stock Exchange) and (ii) the Securities Investors Protection Corporation ("SIPC"). The Company's principal business activities consist of the sale of stocks, bonds, options, mutual funds, CD's, annuities and private placements.

*Cash Equivalents*

Cash equivalents are defined as certificates of deposit and U.S. government, obligations which mature in less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and which are commonly referred to as "money market funds."

*Property and Equipment*

Property and equipment are recorded at cost, and depreciated using the straight-line method over various lives between five and fifteen years.

*Bad Debts*

The Company uses the direct write-off method to account for bad debts. As such, they are expensed when determined to be uncollectible.

## *Note 1 - Summary of Significant Accounting Policies (continued)*

*Income Taxes*

The Company has federal and state net operating loss carry forwards as of March 31, 2012, that will expire over the following years:

| Year Ending March 31, | Amount |
|---|---|
| 2017 | $ 4,461 |
| 2018 | 7,980 |
| 2019 | 25,986 |
| 2020 | 27,713 |
| 2021 | 3,094 |
| 2022 | 10,876 |
| 2023 | 538 |
| 2024 | 164,648 |
| 2025 | 181,200 |
| 2026 | 87,497 |
| Total | $ 513,993 |

The Company has a potential deferred tax asset of approximately $220,503 due to these net operating loss carry forwards, but due to the uncertainty of realizing these net operating losses, a reserve is set up for the same amount as the asset. Therefore, there is no balance sheet asset reported.

*Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

*Advertising Costs*

The company expenses advertising costs as incurred. During fiscal years ended March 31, 2012 and March 31, 2011, $12,960 and $5,359, respectively, was expensed for advertising and marketing.

## *Note 2 - Net Capital Requirements*

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2012, the Company's net capital and required net capital were $788,301 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 9%.

***Note 3 - Lease Commitment***

Under the terms of noncancellable leases for office space, office equipment and office furniture, minimum annual rentals, exclusive of additional payment which may be required for certain increases in operating and maintenance costs, are as follows:

| Year Ending March 31, | Amount |
|---|---|
| 2013 | $ 91,780 |
| 2014 | 81,875 |
| 2015 | 77,718 |
| 2016 | 79,261 |
| 2017 | 80,844 |
| Total | $ 411,478 |

***Note 4 - Common Stock Recapitalization***

As of March 31, 2007, common stock consisted of 9,000 authorized, 9,000 issued and outstanding $.01 par value shares, respectively. On October 29, 2007, the Company issued a private placement memorandum and a stock recapitalization. On April 30, 2009, the Company issued a second private placement memorandum. On May 24, 2011, the Company issued a third private placement memorandum. As of March 31, 2012, authorized capital stock consists of 20,000,000 shares of no par value common stock and 2,000,000 shares of no par value preferred stock. As of March 31, 2012, 6,518,000 shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding.

***Note 5 - Filing Requirements***

There were no liabilities subordinated to claims of creditors during the year ended March 31, 2012. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

***Note 6 - Treasury Stock***

The Company repurchased 3,000 shares of common stock for the outstanding receivable of a shareholder during the fiscal year ended March 31, 2006, for $11,180. The Company is using the cost method to account for the treasury stock. As a result of the October 29, 2007 private placement memorandum and stock recapitalization, the 3,000 shares were exchanged for 1,200,000 shares and remain in the treasury as of March 31, 2012.

***Note 7 - Subsequent Events***

The Company has reviewed events and transactions through May 24, 2012, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

## Cedar Creek Securities, Inc.
## Computation of Net Capital and Aggregate Indebtedness
## For the Year Ended March 31, 2012

| | 2012 |
|---|---|
| **Net Capital Computation** | |
| Stockholders' equity at year end | $ 871,462 |
| Deductions: | |
| Nonallowable assets: | |
| Prepaid expenses | (6,885) |
| Nonallowable receivables | (15,000) |
| Net property and equipment | (33,110) |
| Other assets | (27,708) |
| Haircuts on security positions | (458) |
| Net Capital | $ 788,301 |
| **Computation of Basic Net Capital Requirement** | |
| Minimum net capital required (6 2/3% of aggregate indebtedness) | $ 4,639 |
| Minimum dollar net capital requirement | $ 5,000 |
| Net capital requirement | $ 5,000 |
| **Computation of Aggregate Indebtedness** | |
| Total liabilities | $ 69,587 |
| Aggregate Indebtedness | $ 69,587 |
| **Percentage of Aggregate Indebtedness to Net Capital** | 9% |

See notes to financial statements.

WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

*CERTIFIED PUBLIC ACCOUNTANTS*
**1800 East Main Street, Suite 100**
**Waukesha, Wisconsin 53186-3902**

EDWARD J. WALKOWICZ, CPA
VALORIE A. BOCZKIEWICZ, CPA
ROXANN V. COWAN, CPA
SHANNON M. ROSZAK, CPA
MICHELLE A. SCHKERYANTZ, CPA
WILL A. SILVERS, CPA
CHRISTOPHER P. OLSON, CPA
WENDY L. HANSON

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors,
Cedar Creek Securities, Inc.

In planning and performing our audit of the financial statements of Cedar Creek Securities, Inc. as of and for the year ended March 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

**Phone: (262) 548-0444 Fax: (262) 548-0935 Web Page: www.wbcosc.com Email: edw@wbcosc.com**

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Cedar Creek Securities, Inc. for the year ended March 31, 2012, and this report does not affect our report thereon dated May 24, 2012. In addition, no facts came to our attention which would indicate the Company was not in compliance with its type k(2)(i) exemption from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not used by anyone other than these specified parties.

Wolking, Bogenz & Assoc.

Waukesha, Wisconsin
May 25, 2012

# CEDAR CREEK SECURITIES, INC.

## ANNUAL REPORT

## FOR THE YEAR ENDED
## MARCH 31, 2012

WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

*CERTIFIED PUBLIC ACCOUNTANTS*

**1800 East Main Street, Suite 100**
**Waukesha, Wisconsin 53186-3902**